Exhibit (d)(7)

EXECUTION VERSION

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”), is entered into on January 9, 2011 by and between Scott Flanders (“Executive”), and Icon Merger Sub, Inc., a Delaware corporation (“Employer” or the “Company”), but shall become effective (automatically and without need for further action by any person) only upon the merger (the “Merger”) of the Company, with and into PLAYBOY ENTERPRISES, INC., a Delaware corporation (“PEI”), as described in that certain Agreement and Plan of Merger dated as of even date herewith by and among the Company, PEI and Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Icon”) (the date of the Merger is referred to as the “Effective Date”). Upon the Merger, PEI shall succeed to the rights and obligations of the Company under this Agreement. For the avoidance of doubt, the Employment Agreement initially dated as of June 1, 2009, and as amended on September 29, 2010 between Executive and PEI shall remain effective until the Effective Date, and upon the Effective Date, such agreement shall be amended and restated in its entirety by this Agreement.

RECITAL

Employer is primarily engaged in the business of multimedia entertainment. Employer desires to hire Executive, and Executive desires to be employed by Employer on the terms and subject to the conditions set forth below.

In consideration of the premises and the mutual covenants hereinafter set forth, including, but not limited to, the equity rights granted to Executive in connection with the Merger and Executive’s employment, the parties hereto hereby agree as follows:

1. Employment of the Executive. Employer hereby agrees to employ Executive and Executive hereby agrees to be and remain in the employ of Employer, as the Chief Executive Officer of Employer, upon the terms and conditions hereinafter set forth.

2. Employment Period. The term of Executive’s employment under this Agreement (the “Employment Period”) commenced on the Effective Date (the “Commencement Date”) and shall remain in effect through March 31, 2016 (the “Term”) unless terminated as permitted herein.

3. Duties and Responsibilities.

(a) During the Employment Period, Executive (i) shall have the title of Chief Executive Officer, (ii) shall devote his full business time and attention and expend his best efforts, energies and skills on a full-time basis to the business of the Company, and shall not engage in any other activity that would materially interfere with the performance of his duties under this Agreement (provided that Executive is permitted to serve on the board of directors of eHealth, Inc., to the extent that doing so does not create any conflict of interest with Executive’s obligations or duties under this Agreement – or other organizations, subject to approval of Employer’s Board (the “Board”), such approval not to be unreasonably withheld, or engage in endeavors related to the community, his faith, personal finances and effects and other charitable functions which do not materially interfere with the performance of his duties hereunder) and (iii) shall perform such duties, and comply with all reasonable directions and instructions of a majority of the Board.

(b) Anything in paragraph 3.(a) above or this Agreement to the contrary notwithstanding, nothing herein will be construed so as to prevent or limit the Company’s good faith determination for bona fide business reasons to cease any or all of its operations or to operate one or more of any such activities through a joint venture, third party license or other arrangement with a third party.

(c) During the Employment Period, (i) Executive will report only to the Board, (ii) Executive will be the Company’s most senior and highest ranking executive, (iii) all other Company senior executives will report to Executive, and (iv) the Chairman of the Board will not be an executive of the Company.

4. Compensation.

(a) For all services rendered and required to be rendered by, covenants of and restrictions in respect to, Executive under this Agreement, Employer shall pay to Executive during and with respect to the Employment Period, and Executive agrees to accept, annual base salary (“Base Salary”) computed at the following rates:

(i)	July 1, 2010 through March 31, 2011: $900,000;

(ii)	April 1, 2011 through March 31, 2012: $925,000;

(iii)	April 1, 2012 through March 31, 2013: $950,000;

(iv)	April 1, 2013 through March 31, 2014: $975,000;

(v)	April 1, 2014 through March 31, 2015: $1,000,000;

(vi)	April 1, 2015 through March 31, 2016: $1,025,000;

payable on a biweekly basis in accordance with the Employer’s standard payroll practices. For fiscal 2010 and each calendar year of the Term thereafter, Executive will be eligible to participate in a Board approved incentive compensation plan, with Executive being eligible to earn up to a maximum potential of 100% of his Base Salary (with “Target” being 75% of such maximum potential). Whether such bonus is payable at all, and, if it is, the amount thereof will be solely at the discretion of the Board.

(b) In connection with the amendment to this Agreement, Executive shall participate in the equity of Icon as set forth in Appendix A (the “ICON Co-Investment”).

(c) Executive shall be reimbursed reasonable attorney’s fees in connection with the review and negotiation of the Icon Co-Investment, the amendment to this Agreement, Appendix A hereto, and related documentation, up to a maximum of $25,000, with such reimbursement made no later than December 31, 2011.

(d) Effective on the Commencement Date, Executive will be entitled to participate in the Company’s health benefit plans, together with the Company’s Executive vacation policy (under which he will be entitled to five weeks of paid vacation annually), matching 401-K plan and similar plans in effect from time to time. Executive’s participation in the foregoing plans, perquisites and travel and entertainment policy will be at the highest level and on terms no less favorable than afforded to other senior executives of the Company commensurate with Executive’s level. Should any other executive of the Company receive a car allowance or reimbursement for club membership dues, Executive will also be entitled to such perquisites.

(e) Subject to paragraph 6. hereof Company will reimburse Executive for all reasonable business expenses approved by the Board of Directors of the Company and Executive will comply with Company’s travel and entertainment policies in incurring and seeking reimbursement for such expenses.

5. Termination of Employment Period; Change of Control.

5.1 Employer may, at any time during the Employment Period by written notice to Executive (the “Termination Notice”), terminate the Employment Period for uncured “Cause” effective immediately. The Termination Notice shall specify the reason for termination. In such an event, Executive’s sole remedy shall be to collect all unpaid Base Salary, all accrued paid time off and all unreimbursed expenses payable for all periods through the effective date of termination and Executive shall not be entitled to any compensation or other amount from the Company after the effective date of termination. The foregoing amounts shall be paid on the date of termination. For purposes hereof, “Cause” means a:

(a) willful failure or refusal by Executive to substantially implement or follow material lawful policies or directions of the Board after written notice from Company;

(b) willful commission by Executive of an act of moral turpitude that results in material harm to the Company; or commission of or conviction for any felony or any material misdemeanor involving theft, fraud or other dishonest action that results in material harm to the Company;

(c) material breach of this Employment Agreement that results in material harm to the Company; or

(d) material misrepresentation or material and willful non-disclosure by Executive that results in material harm to the Company in connection with performance of Executive’s duties.

Provided that in the event any such wrongful conduct is capable of being cured, Executive will have 14 business days from his receipt of the Termination Notice to cure such conduct to the reasonable satisfaction of Company.

5.2 The Company may terminate this Agreement at any time for any reason, by delivering a written notice to Executive, effective 30 days after Executive receives such notice in accordance with the terms hereof. In such an event, Executive’s sole remedy shall be:

(a) to collect all unpaid Base Salary, accrued incentive compensation, accrued paid time off and all unreimbursed expenses payable for all periods through the effective date of termination (the foregoing amounts shall be paid on the date of termination of Executive’s employment); plus

(b) a severance payment in the amount of 12 months of Executive’s then Base Salary; plus

(c) a payout of 100% incentive compensation payable at Target under the incentive compensation plan for Executive in and only in the year of such termination;

(the sum of paragraphs 5.2 (b) and (c) being collectively referred to as the “Severance Payment”). Notwithstanding anything to the contrary herein, in order to receive any portion of the Severance Payment, Executive must first execute and deliver, and not revoke, a general release in favor of the Company in substantially the form attached hereto as Appendix B (the “Release”). Subject to the provisions of paragraphs 5.5 and 7.14, the Severance Payment will be paid in equal installments over the 12 month period immediately following termination of Executive’s employment. For the period commencing on the date of Executive’s termination of employment and ending on the first anniversary of such termination, Company shall reimburse Executive for premiums for COBRA coverage for Executive (and to the extent he has family coverage, his family), provided that Executive elects such coverage.

5.3(a) In the event Executive becomes totally disabled or disabled such that he is rendered unable to perform substantially all of his usual duties for Company, and if such disability shall persist for a continuous period in excess of six months, or an aggregate period in excess of six months in any one fiscal year, Company shall have the right at any time after the end of such period during continuance of Executive’s disability by the delivery of not less than 30 days’ prior written notice to Executive to terminate Executive’s employment under this Agreement whereupon the applicable provisions of paragraph 5.4 below shall apply.

(b) For purposes of this Agreement, if Executive and Company disagree as to whether Executive is totally disabled, or disabled such that he is rendered unable to perform substantially all of his usual duties for Company as set forth above, or as to the date at which time such total disability began, the decision of a licensed medical practitioner, mutually agreed upon by the parties, shall be binding as to both questions. If the parties cannot agree as to the identity of the licensed medical practitioner, Executive shall select a licensed medical practitioner of his choice and the Company shall select a licensed medical practitioner of its choice. The two licensed medical practitioners so selected shall select a third licensed medical practitioner, which third individual shall resolve either or both of the questions referred to above and which resolution shall be binding upon the parties.

5.4 If Executive’s employment with the Company is terminated on account of Executive’s disability as provided for in paragraph 5.3 above or on account of Executive’s death, then Executive (or Executive’s estate or personal representative, as applicable) shall only be entitled to receive, and Company shall pay to Executive (or Executive’s estate or personal representative, as applicable) the following amounts:

(a) all unpaid Base Salary accrued incentive compensation, accrued paid time off and all unreimbursed expenses payable for all periods through the effective date of termination (the foregoing amounts shall be paid on the date of termination of Executive’s employment); plus

(b) a pro rata payout at Target under the incentive compensation plan for Executive in and only in the year of such termination in an amount equal to the fraction, the numerator of which is the number of calendar days from the beginning of the year of such termination through the effective date of termination and the denominator of which is 365, which amount shall be paid, subject to the provisions of paragraph 7.14, in equal installments over the 12 month period immediately following termination of Executive’s employment); plus

(c) in lieu of payment of the premiums on COBRA coverage (as described in paragraph 5.2) for the 12 month period immediately following termination of Executive’s employment or other welfare benefits, and regardless of whether or not Executive elects COBRA, 12 monthly payments equal to two times the monthly COBRA premiums Executive would pay for Executive, his spouse and his covered dependents if Executive had elected COBRA as of his date of employment termination.

5.5 The Release must become effective and irrevocable no later than twenty-eight (28) days following the date of Executive’s termination of employment with the Company (the “Release Deadline”). If the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit any right to severance payments or benefits under this Agreement. No severance payments and benefits under Section 5 of this Agreement will be paid or provided until the Release becomes effective and irrevocable. Any such severance payments and benefits otherwise payable between the date of Executive’s termination of employment and the date the Release becomes effective and irrevocable will be paid on the 29th day following Executive’s termination of employment with the Company.

5.6 If Executive’s employment with Company is terminated for any reason, Company will have no right of offset, nor will Executive be under any duty or obligation to seek alternative or substitute employment at any time after the effective date of such termination or otherwise mitigate any amounts payable by Company to Executive.

5.7 Executive shall have the right to terminate his employment under this Agreement and receive the Severance Payment by the delivery of written notice to Company within 30 days after the initial existence of any of the events herein below defined as Good Reason. For purposes hereof, “Good Reason” means that:

(i) the Company has materially breached this Agreement and the Company has failed to cure or remedy such breach after 30 days written notice from Executive; and

(ii) there has occurred any material diminution or reduction in duties, Base Salary, healthcare coverage (unless Company reimburses Executive for or provides Executive with reasonably comparable healthcare coverage), title, authority or responsibilities of Executive, whether in scope or nature, and the Company has failed to cure or remedy such breach after 30 days written notice from Executive.

Notwithstanding anything to the contrary herein, Executive must resign within 20 business days after expiration of the 30-days written notice without cure or remedy by the Company to receive the Severance Payment pursuant to this Section 5.7.

5.8 For the avoidance of doubt, Executive PEI stock options and restricted stock units that are outstanding on the date that is Agreement is entered into shall vest 100% on or immediately prior to the Effective Date.

6. Location of Executive’s Activities. Executive’s place of business in the performance of his duties and obligations under this Agreement shall be split principally between the Employer’s places of business in California and Illinois. Executive will engage in such travel and spend such time in California, Illinois and such other places as may be reasonably necessary or appropriate in furtherance of his duties hereunder at the Employer’s expense. Executive will be entitled to fly business class on all domestic flights and first class on international flights.

7. Miscellaneous.

7.1 Notices. All notices, requests, demands, consents, and other communications required or permitted to be given or made hereunder shall be in writing and shall be deemed to have been duly given and received, (i) if delivered by hand, the day it is so delivered, (ii) if mailed via the United States mail, certified first class mail, postage prepaid, return receipt requested, five business days after it is mailed, or (iii) if sent by a nationally recognized overnight courier for next business day delivery, the business day after it is sent, to the party to whom the same is so given or made, at the address of such party as set forth at the head of this Agreement, which address may be changed by notice to the other party hereto duly given as set forth herein, with copies delivered as follows:

(a)	if to Executive:

At the last residential address known the Company

with a copy to:

Wilson, Sonsini, Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94306

Attention: Roger Stern

(b)	if to the Company:

Icon Merger Sub Inc. (if prior to the Effective Date) or Playboy

Enterprises, Inc. (if after the Effective Date)

c/o Rizvi Traverse Management, LLC

1999 Avenue of The Stars, Suite 3030

Los Angeles, CA 90067

Attention: Ben Kohn

With a copy (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90024

Attention: David Sands

7.2 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive and procedural laws of the State of California. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Los Angeles County, California, and waives any claim based upon forum non-conveniens.

7.3 Headings. All descriptive headings in this Agreement are inserted for convenience only and shall be disregarded in construing or applying any provision of this Agreement.

7.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.5 Severability. If any provision of this Agreement, or part thereof, is held to be unenforceable, the remainder of such provision and this Agreement, as the case may be, shall nevertheless remain in full force and effect.

7.6 Entire Agreement and Representation. This Agreement, including Appendices A and B hereto, contains the entire agreement and understanding between Employee and Executive with respect to the subject matter hereof. This Agreement supersedes any prior agreement between the parties relating to the subject matter hereof. Except as otherwise provided herein, this Agreement cannot be changed or terminated except by an instrument in writing signed by the parties hereto.

7.7 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, each party’s successors, transferees, heirs and assigns.

7.8 Confidentiality; Disclosure of Information.

(a) Executive recognizes and acknowledges that he will have access to Confidential Information (as defined below) relating to the business or interests of Company or of persons with whom Company may have business relationships. Except as permitted herein or as may be approved by Company from time to time, Executive will not during the Employment Period or at any time thereafter, use or disclose to any other person or entity, any Confidential Information of Company (except as required by applicable law or in connection with performance of Executive’s duties and responsibilities hereunder or to Executive’s legal and financial advisors so long as such advisors agree to be bound by the terms and conditions of this paragraph 7.8(a)). Executive may disclose the existence of the obligations under this paragraph 7.8(a) to future employers. If Executive is requested or becomes legally compelled to disclose any of the Confidential Information, he, if permitted by applicable law, will give prompt notice of such request or legal compulsion to Company. Company may waive compliance with this paragraph 7.8(a) or will provide Executive with legal counsel at no cost to Executive to seek an appropriate remedy; provided however Executive may disclose any Confidential Information in the event notwithstanding all such efforts of the Company and such legal counsel if compelled by court order to do so. The term “Confidential Information” means information relating to Company’s business affairs, proprietary technology, trade secrets, patented processes, research and development data, know-how, market studies and forecasts, competitive analyses, pricing policies, executive lists, employment agreements (other than this Employment Agreement), personnel policies, the substance of agreements with customers, suppliers and others, marketing arrangements, customer lists, commercial arrangements, or any other information relating to Company’s business which is treated as confidential or proprietary by Company in accordance with its policies. Notwithstanding the immediately preceding sentence, the provisions of this paragraph 7.8(a) shall not apply to any information that (1) is in the public domain; (2) is or becomes available to the public other than as a result of a disclosure by Executive in violation of this paragraph 7.8(a); (3) was available to Executive on a non-confidential basis prior to the date of this Employment Agreement; (4) was already lawfully in Executive’s possession prior to June 1, 2009; or (5) becomes available to Executive on a non-confidential basis from a source other than Company (other than through a known breach of a confidentiality obligation). This obligation shall continue until such Confidential Information becomes publicly available, other than pursuant to a breach of this paragraph 7.8(a) by the Executive, regardless of whether the Executive continues to be employed by the Company.

(b) It is further agreed and understood by and between the parties to this Agreement that all “Company Materials,” which include, but are not limited to, computers, computer software, computer disks, tapes, printouts, source, HTML and other codes, flowcharts, schematics, designs, graphics, drawings, photographs, charts, graphs, notebooks, customer lists, sound recordings, other tangible or intangible manifestation of content, and all other documents whether printed, typewritten, handwritten, electronic, or stored on computer disks, tapes, hard drives, or any other tangible medium, as well as samples, prototypes, models, products and the like shall be the exclusive property of Company and, upon termination of Executive’s employment with Company, and/or upon the written request of Company, all Company Materials, including copies thereof, as well as all other Company property then in Executive’s possession or control, shall be returned to and left with Company.

7.9 Copyright.

Executive acknowledges that all original works of authorship by Executive, whether created alone or jointly with others, relating to the Executive’s employment with the Company, and which are protectable by copyright, are “works made for hire” within the meaning of the United States Copyright Act, 17 U.S.C. § 101, as amended, and the copyright of which shall be owned solely, completely and exclusively by Company. If any such work is considered to be a work not included in the categories of work covered by the United States Copyright Act, 17 U.S.C. § 101, as amended, such work is hereby conveyed and transferred completely and exclusively to Company. Executive hereby irrevocably designates counsel to Company as Executive’s agent and attorney-in-fact to do all lawful acts necessary to apply for and obtain patents and copyrights and to enforce Company’s rights under this section, provided that such counsel shall take any such actions only after Executive has been requested in writing to do such acts by Company and failed to promptly do so after a reasonable opportunity to review and comment thereon. Executive will be entitled to receive copies of any documents executed by Company to enforce or evidence its rights under this paragraph 7.9. This paragraph 7.9 shall survive the termination of this Agreement. Any conveyance of copyright hereunder includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights.”

7.10 Indemnification.

Company recognizes that the activities within the scope of Executive’s employment create the potential in some jurisdictions of civil or even criminal actions being brought against Executive. To the fullest extent permitted by law, Company shall indemnify, defend, protect and hold Executive harmless from and against all claims, demands, causes of action, actions, suits, costs, damages, penalties, fines, liabilities, losses and expenses, whether civil or criminal, including, without limitation, reasonable attorneys’ and consultant’s fees and expenses arising out of or resulting from the performance of Executive’s duties within the scope of Executive’s employment. Company will include Executive as a named insured on Company’s directors and officers, errors and omission and general liability policies.

7.11 Non-Competition and Non-Solicitation.

Executive acknowledges that Company has invested substantial time, money and resources in the development and retention of its Confidential Information (including trade secrets), customers, accounts and business partners, and further acknowledges that during the course of Executive’s employment with Company, Executive will have access to Company’s Confidential Information (including trade secrets), and will be introduced to existing and prospective customers that are being targeted, vendors, cable operators, accounts and business partners of Company. Executive acknowledges and agrees that any and all “goodwill” associated with any existing or prospective customer that is being targeted, vendor, cable operator, account or business partner belongs exclusively to Company, including, but not limited to, any goodwill created as a result of direct or indirect contacts or relationships between Executive and any existing or prospective customers that are being targeted, vendors, cable operators, accounts or business partners. Additionally, the parties acknowledge and agree that Executive possesses skills that are special, unique or extraordinary and that the value of Company depends upon his use of such skills on its behalf.

In recognition of this, Executive covenants and agrees that:

(a) During Executive’s employment with Company, Executive may not, without prior written consent of Company (whether as an executive, agent, servant, owner, partner, consultant, independent contractor, representative, stockholder, or in any other capacity whatsoever) perform any work directly competitive in any way to the business of Company or a planned business of which Executive is aware.

(b) During Executive’s employment with Company and for one year thereafter, Executive may not directly or indirectly entice, solicit or encourage any Company employee to leave the employ of the Company or any independent contractor to sever its engagement with Company, absent prior written consent from Company.

(c) During Executive’s employment with Company and for one year thereafter, Executive may not, directly or indirectly, entice, solicit or encourage any customer of the Company or prospective customer that is being targeted by the Company to cease doing business with Company, reduce its relationship with Company or refrain from establishing or expanding a relationship with Company. For purposes of this clause (c), “customer” means (i) licensees of the Company, (ii) MSO’s and distributors of the Company’s network/channel, (iii) financing sources of the Company, (iv) key outsourced relationships (e.g., AMI) of the Company, and (v) creative sources of the Company.

7.12	Non-Disparagement; Non-Disclosure.

(a) Executive and Company hereby agree that during the Employment Period and all times thereafter, neither Executive nor Company will make any public statement, or engage in any conduct, that is disparaging to the other party or, in the case of Company, to any of its executives, officers, directors, or shareholders, including, but not limited to, any statement that disparages the products, services, finances, financial condition, capabilities or any other aspect of the business of Company and the capabilities of Executive. Notwithstanding any term to the contrary herein, neither Executive nor Company shall be in breach of this paragraph 7.12 for the making of any truthful statements under oath or in a judicial or other proceeding.

(b) Executive will not directly or indirectly be the source of disclosing, by publishing or by granting interviews, of any Confidential Information (which is known to Executive to be confidential) concerning the personal, social or business activities of Company, its affiliates or the executives and principals and the officers, directors, agents and Executives of all the foregoing during or at any time after the termination of Executive’s employment, subject to the exceptions specified in section 7.8(a) (1) – (5). In addition, Executive agrees that without Company’s express written approval in each case, Executive will not:

i. write, be the source of or contribute to any articles, stories, books, screenplays or any other communication or publicity of any kind (written or otherwise) or deliver lectures in any way regarding or concerning the Confidential Information, or

ii. grant any interviews regarding or concerning the Confidential Information during or at any time after the termination of his employment.

7.13 Company Authority. The execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action of the Company and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

7.14 Code Section 409A Compliance. The intent of the parties to this Agreement is that payments and benefits paid or provided hereunder be exempt from or comply with Section 409A of the Code, as amended and the regulations and guidance promulgated thereunder (together, “Section 409A”) and that this Agreement shall be interpreted and administered in accordance with such intention. Notwithstanding anything herein to the contrary, if at the time of Executive’s termination of employment with Company, Executive is a “specified employee” as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the commencement of such payments or benefits hereunder shall be delayed until the date that is six (6) months and one day following Executive’s termination of employment with Company; provided that, to the extent necessary to comply with the requirements of IRS Notice 2010-6, in no event shall a payment described in this sentence be paid prior to the date which is eighteen (18) months and one day following September 29, 2010. For purposes of any payments and benefits which are (i) subject to Section 409A and (ii) payable due to a termination of Executive’s employment, Executive shall not be considered to have terminated employment with Company until Executive incurs a “separation from service” from Company within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the date first set forth above.

ICON MERGER SUB, INC.

By:	/s/ Bernhard L. Kohn III
Bernhard L. Kohn III,
President

[Signature Page to Scott Flanders Amended and Restated Employment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the date first set forth above.

/s/ Scott Flanders
SCOTT FLANDERS

[Signature Page to Scott Flanders Amended and Restated Employment Agreement]

Appendix A

See attached

Appendix A

EXECUTION VERSION

APPENDIX A TO EMPLOYMENT AGREEMENT

This agreement (the “Appendix”) is the Appendix A that is referenced in the employment agreement entered into by and between Scott Flanders (“Executive”) and Icon Merger Sub, Inc., a Delaware corporation, (the “Sub”), dated January 9, 2011 (the “Employment Agreement”). Executive and Sub are individually referred to as a “Party” or collectively the “Parties.”

The entire text of the Employment Agreement is incorporated in this Appendix by reference. Certain capitalized terms used in this Appendix, if not defined herein, are defined in the Employment Agreement. In the event of any conflict in terms between this Appendix and the Employment Agreement, the terms of the Employment Agreement shall govern.

This Appendix and the Employment Agreement constitute the entire understanding between the Parties regarding this subject matter. Any prior agreements, commitments or negotiations concerning this subject matter are superseded. The Parties agree to in the future execute all agreements necessary to effectuate the intent and terms and conditions of this Appendix.

If the Merger is not consummated by September 1, 2011 then this Appendix shall then terminate and will become null and void with no force or effect.

1. Equity Investment. Unless otherwise mutually agreed to by LP and Executive, Executive shall, effective at the Merger, invest not less than 100% of the net after tax proceeds received upon exercise of his options in Playboy Enterprise, Inc., a Delaware corporation (“PEI”) plus 100% of the net after tax proceeds (in both cases with net after tax proceeds determined by applying a 46% combined tax rate to Executive) received upon the settlement of Executive’s restricted stock units in PEI into Units of the LP (Units of the LP and any equity securities issued in exchange therefor, “Class A Units”) at $10 per Class A Unit, on the same terms and conditions as provided to other holders of the Class A Units generally (it being understood and agreed that certain rights expressly provided under the LP Agreement to Investors (and their affiliates) and Hefner (and his affiliates) are not rights generally available to holders of the Class A Units); provided, that the following terms and conditions shall apply:

(a)	Involuntary Termination for Cause (other than death or Disability): After any termination of Executive’s employment for Cause (and other than where Executive’s employment is terminated due to his death or Disability), the LP shall have a right (which must be exercised, if at all, within 30 days following termination of employment) to buy all of Executive’s then outstanding Class A Units in exchange for cash in an amount equal to the Fair Market Value of such Class A Units valued as of the date Executive receives written notice from the LP requesting the acquisition of Class A Units (a “Call Right”). Executive shall not have a put right following his termination for Cause.

(b)	Termination for any other reason. If Executive’s employment terminates for any reason other than his involuntary termination for Cause, then the Executive shall have no put right and the LP shall have no Call Right.

2. Issuance of Class B Units. The LP (or its successor) intends to establish a new class of units (“Class B Units”) in the form of profits interests that can be granted to Executive and other employees of the LP. It is expected that the total pool of Class B Units will equal 10% of the outstanding Class A Units. The Class B Units are intended to qualify as “profits interests” under applicable rules and guidance issued under the Internal Revenue Code (“Code”). Executive will be granted 45% of the total available pool of Class B Units. There will be three tranches of Class B Units (collectively the “Tranches”) as set forth below and Executive will receive one-third of his Class B Units in each Tranche. As a condition of grant of the Class B Units, Executive will become a member of the LP and will be required to execute applicable documentation provided by the LP to memorialize such issuance of units. Executive will have the rights and obligations provided under the LP Agreement. Executive’s Class B Units will be entirely unvested at grant and will have terms and conditions that will include the following:

(a)	Tranche A Units of the Class B Units will vest incrementally pro-rata (25%) on each of the first four anniversaries of the date of grant subject to continued employment. Tranche A Units will be eligible for a pro-rata share in Sale of LP proceeds that are distributed after Investors have received distributions that equal the product of 1.1 multiplied by the Base Value.

(b)	Tranche B Units of the Class B Units will vest incrementally pro-rata (20%) on each of the first five anniversaries of the date of grant subject to continued employment. Tranche B Units will be eligible for a pro-rata share in Sale of LP proceeds that are distributed after Investors have received distributions that equal the product of 1.21 multiplied by the Base Value.

(c)	Tranche C Units of the Class B Units will vest pro-rata in 16.67% increments on each of the first five anniversaries of the date of grant and the final increment of 16.67% shall vest on June 30, 2016, subject to continued employment. Tranche C Units will be eligible for a pro-rata share in Sale of LP proceeds that are distributed after Investors have received distributions that equal the product of 1.331 multiplied by the Base Value.

(d)	Only LP capital distributions (excluding tax distributions) will reduce the foregoing Tranche distribution thresholds.

(e)	Distributions of Sale of LP proceeds shall be as provided in the LP Agreement and/or the Sale of LP agreements. Fifty percent of Executive’s then unvested Class B Units will become vested on an accelerated basis upon a Qualifying Termination. One hundred percent of Executive’s then unvested Class B Units will become vested on an accelerated basis upon a Sale of LP provided that the Investors do not sustain a loss on their aggregate investment in the LP.

(f)	Voluntary Termination Other than for Good Reason; Termination Upon Expiration of Agreement When Substantially Identical Employment Offered and Refused. Upon (A) Executive’s voluntary termination of employment prior to the expiration of the term of the Employment Agreement (other than due to death or Disability), or (B) the expiration of the term of employment specified in the Employment Agreement, if Executive is offered new employment by the LP or PEI on terms substantially identical to those provided in the Employment Agreement, as determined without regard to this Appendix A thereto, and Executive refuses to accept such offer, then (i) the LP shall have a right (which must be exercised, if at all, within 30 days following termination of employment) to acquire all of Executive’s then outstanding vested Class B Units in exchange for cash in an amount equal to the product of 90% and the Fair Market Value of such Class B Units valued as of the date Executive receives written notice from the LP requesting the acquisition of Class B Units (the “Class B 90% Call Right”) and (ii) all of Executive’s then unvested Class B Units shall be forfeited without consideration.

(g)	Involuntary Termination Other than for Cause, Death or Disability; Termination Upon Expiration of Agreement When Substantially Identical Employment Not Offered. Upon (A) Executive’s involuntary termination of employment prior to the expiration of the term of the Employment Agreement other than due to Executive’s death, Disability or Cause, or (B) the expiration of the term of employment specified in the Employment Agreement, if Executive is not offered new employment by the LP or PEI on terms substantially identical to those provided in the Employment Agreement, as determined without regard to this Appendix A thereto, then (i) Executive shall have a right (which must be exercised, if at all, within 30 days following termination of employment) to sell all of his then outstanding vested Class B Units to the LP in exchange for cash in an amount equal to the Fair Market Value of such Class B Units valued as of the date the Company receives written notice from Executive requesting the transfer of Class B Units (a “Put Right”), (ii) the LP shall have a right (which must be exercised, if at all, within 30 days following termination of employment) to acquire all of Executive’s then outstanding vested Class B Units in exchange for cash in an amount equal to 100% of the Fair Market Value of such Class B Units valued as of the date Executive receives written notice from the LP requesting the acquisition of Class B Units (the “Class B 100% Call Right”) and (ii) all of Executive’s then unvested Class B Units shall be forfeited without consideration.

(h)	Termination Due to Death or Disability: After termination of Executive’s employment due to his death or Disability: (i) the LP shall have a Class B 100% Call Right; provided, that LP shall have 75 days from the date of termination (rather than 30 days) to exercise such right, and (ii) all of Executive’s then unvested Class B Units shall be forfeited without consideration.

(i)

Termination for Cause: Upon the involuntary termination of Executive’s employment by the LP or PEI for Cause, then: (i) all of Executive’s then outstanding Class B Units that vested on or after Executive’s actions or omissions that gave rise to the reason for the Cause termination shall be forfeited without consideration; (ii) the

LP will have a Class B 90% Call Right with respect to any vested Class B Units that are not so forfeited; (iii) all of Executive’s then unvested Class B Units shall be forfeited without consideration and (iv) Executive shall forfeit any rights pursuant to Section 3 below.

3. Special Allocations. If (a) the Investors receive proceeds from a Sale of LP, which proceeds, when aggregated with LP capital distributions (but excluding any tax distributions) received by them, would enable the Investors to achieve the greater of (x) an internal rate of return of more than 20% on their aggregate investment in LP, and (y) 2 times their aggregate investment in LP and (b) Executive has remained continuously employed through such Sale of LP, then Executive will receive a one-time bonus in an amount (on a pre-tax basis) equal to (i) the amount of proceeds payable from the Sale of LP in respect of his vested Class B Units if the distribution threshold applicable to each of his vested Class B Units was the Base Value minus (ii) the amount of proceeds payable from the Sale of LP in respect of his vested Class B Units. Such bonus shall be paid at the same time that the Investors receive their proceeds from the Sale of LP, but no later than March 15 of the calendar year following the year in which occurred the Sale of LP.

4. Put Right and Call Right Terms and Conditions. The Parties shall cooperate to consummate the exercise of any Put Right or Call Right (including with respect to Class A Units or Class B Units) hereunder as soon as reasonably practicable after the applicable written notice has been provided (but in any event within 60 days of the date of receipt of the notice).

If a Put Right or Call Right (including with respect to Class A Units or Class B Units) is exercised hereunder, it shall be settled as follows: 25% of the amount due to the Executive shall be paid at closing of the transaction. The remaining 75% shall be paid to Executive in substantially equal amounts in quarterly installments over two years with interest accruing on the unpaid balance at the short-term applicable federal rate in effect on the closing date. All such payments will be subordinated to the LP’s senior debt and subject to the same dividend, distribution and redemption restrictions imposed on the Investors under the senior debt covenants; provided that all unpaid payments shall become due and payable 100% upon a Sale of LP or upon a recapitalization or refinancing of the LP wherein the Investors receive a distribution of all or a portion of their invested capital.

5. Definitions.

“Appendix” has the meaning specified in the Preamble.

“Base Value” means the sum of (a) the aggregate capital contributions to LP from time to time plus (b) all fees and expenses incurred by LP or its affiliates (including, without limitation, its general partner, RT-ICON Holdings LLC, a Delaware limited liability company, and their respective affiliates) in connection with, related to or arising out of the Merger and any future Sale of LP.

“Class B Units” has the meaning specified in Section 2.

“Disability” has the meaning specified in Section 5.3(a) of the Employment Agreement.

“Effective Date” means the effective date of the Employment Agreement.

“Employment Agreement” has the meaning specified in the Preamble.

“Executive” has the meaning specified in the Preamble.

“Fair Market Value” means the value of the Class A Units or Class B Units, as applicable as determined by a third party independent qualified valuation firm mutually agreed upon by the Parties, with the valuation report determining valuation as of the date specified herein.

“Investors” means the persons identified as holders of the Class A Units of the LP (other than Mr. Hefner, GTD Acquisitions LLC, a single member Delaware limited liability company of which Hefner is the sole member, and trusts established for the benefit of Mr. Hefner or his heirs).

“LP” means Icon Acquisition Holdings, L.P., a Delaware limited partnership, or its successors.

“LP Agreement” means that Limited Partnership Agreement of the LP.

“Parties” has the meaning specified in the Preamble.

“PEI” has the meaning specified in Section 1.

“Qualifying Termination” means that Executive’s employment has been terminated either by the LP (or PEI) without Cause or by Executive for Good Reason and that Executive has timely and fully satisfied all post-employment obligations imposed on him under the Employment Agreement.

“Sale of LP” means the consummation of a transaction (or transactions) which results in the Investors entirely liquidating their holdings in the LP (and any successor thereto) and the Investors are no longer equity holders of the LP (and any successor thereto) and, to the extent necessary to avoid imposition of taxes under Code section 409A, where such Sale of LP also constitutes a change in control event under Code section 409A.

“Sub” has the meaning specified in the Preamble.

“Termination Date” means the date of termination of Executive’s employment and where such termination also constitutes a “separation from service” from both PEI and the LP within the meaning of Code section 409A.

“Tranches” has the meaning specified in Section 2.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Appendix as of the Effective Date.

/s/ Scott Flanders
SCOTT FLANDERS

[Signature Page to Annex A to Flanders Employment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Appendix as of the Effective Date.

ICON MERGER SUB, INC.

By:	/s/ Bernhard L. Kohn III
Bernhard L. Kohn III, President

[Signature Page to Annex A to Flanders Employment Agreement]

Appendix B

PLAYBOY ENTERPRISES, INC./SCOTT FLANDERS

RELEASE OF CLAIMS

This Release of Claims (“Agreement”) is made by and between Playboy Enterprises, Inc. (the “Company”), and Scott Flanders (“Executive”).

WHEREAS, Executive has agreed to enter into a release of claims in favor of the Company upon certain events specified in the employment agreement by and between Icon Merger Sub, Inc. and Executive (the “Employment Agreement”).

NOW THEREFORE, in consideration of the mutual promises made herein, the Parties hereby agree as follows:

1. Termination. Executive’s employment from the Company terminated on             (the “Termination Date”).

2. Confidential Information. Executive shall continue to maintain the confidentiality of all confidential and proprietary information of the Company and shall continue to comply with the terms and conditions of Section 7.8 of the Employment Agreement.

3. Payment of Salary. Executive acknowledges and represents that the Company has paid all salary, wages, bonuses, accrued paid time off, incentive compensation, stock options, restricted stock units, commissions and any and all other benefits due to Executive.

4. On-The-Job Injury. Executive acknowledges and certifies that he has not experienced a job-related illness or injury for which he has not already filed a claim.

5. Complete and General Release of Claims. Executive agrees that the foregoing consideration, in addition to the severance owed to him under the Employment Agreement (if any), represents settlement in full of all outstanding obligations owed to Executive by the Company. Executive, on behalf of himself, and his respective heirs, family members, executors and assigns, hereby fully and forever releases (each of the following released persons, a “Released Party”) the Company and its past, present and future officers, agents, directors, employees, investors, shareholders, administrators, affiliates, divisions, subsidiaries, parents, predecessor and successor corporations, and assigns, from any claim, duty, obligation or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that he may possess arising from any omissions, acts or facts that have occurred up until and including the Effective Date of this Agreement including, without limitation,

(a) any and all claims relating to or arising from Executive’s employment relationship with the Company and the termination of that relationship;

(b) any and all claims for wrongful discharge of employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(c) any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, The Worker Adjustment and Retraining Notification Act, the California Fair Employment and Housing Act, the California Labor Code, the California Family Rights Act, the California Industrial Welfare Commission Wage Orders, the California Business and Professions Code, and the California Government Code, and all amendments to each such Act as well as the regulations issued thereunder;

(d) any and all claims for violation of the federal, or any state, constitution;

(e) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination; and

(f) any and all claims for attorneys’ fees and costs.

(g) Executive agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not extend to any severance obligations due Executive under the Employment Agreement. Nothing in this Agreement waives Executive’s rights to indemnification or any payments under any fiduciary insurance policy, if any, provided by any act or agreement of the Company, state or federal law or policy of insurance. Nothing in this agreement waives any claims relating to, or arising from, Executive’s purchase of limited partnership units of Icon Acquisition Holdings, L.P. (“Icon”) pursuant to a Rollover Agreement by and between Icon and Executive.

6. Covenant Not to Sue. A “covenant not to sue” is a legal term that means an individual, such as Executive here, promises not to file a lawsuit in court. It is different from the Complete and General Release of Claims contained in Paragraph 5, above. Besides waiving and releasing the claims covered by Paragraph 5, above, Executive represents and warrants that he has not filed, and agrees that he will not file, or cause to be filed, any judicial complaint or lawsuit involving any claims he has released in Paragraph 5, and he agrees to withdraw any judicial complaints or lawsuits he has filed, or that were filed on his behalf, prior to the effective date of this Agreement. Executive agrees and acknowledges that if he sues the Company or any other Released Party in violation of this Agreement, then he shall pay all legal expenses, including reasonable attorneys’ fees, incurred by any Released Party in defending against his suit. Alternatively, if he sues the Company in violation of this Agreement, Executive may, at the Company’s option, be required to return all monies paid to him pursuant to this Agreement, except for $500.00. Notwithstanding this Covenant Not to Sue, Executive may bring a claim against the Company to enforce this Agreement.

7. Acknowledgment of Waiver of Claims under ADEA. Executive acknowledges that he is waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”) and that this waiver and release is knowing and voluntary. Executive and the Company agree that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Agreement. Executive acknowledges that the consideration given for this waiver and release Agreement is in addition to anything of value to which Executive was already entitled. Executive further acknowledges that he has been advised by this writing that (a) he should consult with an attorney prior to executing this Agreement; (b) he has at least twenty-one (21) days within which to consider this Agreement; (c) he has seven (7) days following the execution of this Agreement by the parties to revoke the Agreement; (d) this Agreement shall not be effective until the revocation period has expired; and (e) nothing in this Agreement prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so, unless specifically authorized by federal law. Any revocation should be in writing and delivered to the Vice-President of Human Resources at the Company by close of business on the seventh day from the date that Executive signs this Agreement.

8. Release of Unknown Claims. For the purpose of implementing a full and complete release, Executive expressly acknowledges and agrees that this Agreement resolves all legal claims he may have against the Company and the Releasees as of the date of this Agreement, including but limited to, claims that he did not know or suspect to exist in his favor at the time of the effective date of this Agreement, despite the fact that California Civil Code section 1542 or other applicable law may provide otherwise. Executive expressly waives any and all rights which he may have under the provisions of Section 1542 of the California Civil Code or any similar state or federal statute. Section 1542 provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

9. Authority. Executive represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Agreement.

10. No Representations. Executive represents that he has had the opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Neither party has relied upon any representations or statements made by the other party hereto which are not specifically set forth in this Agreement.

11. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

12. Entire Agreement. This Agreement, along with the Employment Agreement and Executive’s written equity compensation agreements with the Company, represents the entire agreement and understanding between the Company and Executive concerning Executive’s separation from the Company.

13. No Oral Modification. This Agreement may only be amended in writing signed by Executive and the Chairman of the Board of Directors of the Company.

14. Governing Law. This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of the State of California. The language of all parts in this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party.

15. Effective Date. This Agreement is effective eight (8) days after it has been signed by both Parties, as long as it is not revoked in the intervening days by Executive.

16. Counterparts. This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned.

17. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims. The Parties acknowledge that:

(a) They have read this Agreement;

(b) They have been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of their own choice or that they have voluntarily declined to seek such counsel;

(c) They understand the terms and consequences of this Agreement and of the releases it contains;

(d) They are fully aware of the legal and binding effect of this Agreement.

PLEASE READ CAREFULLY. THIS AGREEMENT INCLUDES THE RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

Playboy Enterprises, Inc.

Dated: , 20	By

Scott Flanders, an individual

Dated: , 20